Exhibit 99.2
STARCITE, INC. AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(With Independent Auditors’ Report Thereon)

STARCITE, INC. AND SUBSIDIARIES

Independent Auditors’ Report
The Board of Directors
StarCite, Inc.:
We have audited the accompanying consolidated balance sheets of StarCite, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StarCite, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 19, 2010

STARCITE, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2009 and 2008
(Amounts in thousands, except share and per share data)

Assets	2009	2008
Current assets:
Cash and cash equivalents	$2,423	2,873
Accounts receivable, net of allowance for doubtful accounts of $1,158 and $1,299	9,444	11,726
Prepaid expenses and other current assets	1,092	1,775
Deferred commissions	2,997	3,963

Total current assets	15,956	20,337
Property and equipment, net	2,943	5,012
Other assets	478	513
Restricted cash	—	8
Intangible assets, net	20,066	22,630
Goodwill	11,847	11,847

Total assets	$51,290	60,347

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	$67	3,689
Current portion of notes payable	1,305	4,898
Current portion of obligations under capital leases	—	4
Accounts payable	2,796	3,690
Accrued liabilities	5,443	6,777
Deferred revenue	17,788	19,395

Total current liabilities	27,399	38,453
Notes payable	2,695	—
Other long-term liabilities	1,643	988

Total liabilities	31,737	39,441

Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value. Authorized 20,000,000 shares; issued and outstanding 20,000,000 shares (liquidation value of $26,000)	23,888	23,888
Series A-1 convertible preferred stock, $0.001 par value. Authorized 200,000 shares; issued and outstanding 200,000 (liquidation value of $10,000)	9,187	9,187
Series B preferred stock, $0.001 par value. Authorized 3,304,347 shares; issued and outstanding 3,260,869 shares (liquidation value of $15,000)	15,000	15,000
Common stock, $0.001 par value. Authorized 33,304,347 shares; issued and outstanding 1,173,185 shares in 2009 and 1,155,534 shares in 2008	1	1
Additional paid-in capital	79,797	74,326
Accumulated other comprehensive income	521	92
Accumulated deficit	(108,841)	(101,588)

Total stockholders’ equity	19,553	20,906

Total liabilities and stockholders’ equity	$51,290	60,347

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2009, 2008 and 2007
(Amounts in thousands)

	2009	2008	2007
Net sales	$47,882	50,548	44,944
Costs and operating expenses:
Cost of sales	10,991	14,151	12,922
Selling and marketing	17,702	21,127	15,488
Research and development	8,942	10,802	13,158
General and administrative	10,061	15,799	12,981
Depreciation and amortization	4,649	5,076	4,499
Severance and restructuring	1,697	2,008	—

Total costs and operating expenses	54,042	68,963	59,048

Operating loss	(6,160)	(18,415)	(14,104)

Other income (expense):
Other expense	(116)	(538)	(87)
Interest income	101	127	43
Interest expense	(1,028)	(620)	(517)

Total other expense, net	(1,043)	(1,031)	(561)

Net loss before income tax	(7,203)	(19,446)	(14,665)
Income tax expense	(50)	(53)	—

Net loss	$(7,253)	(19,499)	(14,665)

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss
Years ended December 31, 2009, 2008 and 2007
(Amounts in thousands, except share data)

									Accumulated
		Preferred stock						Additional	other
	Comprehensive	Series A, Series A-1		Series B preferred stock		Common stock		paid-in	comprehensive	Accumulated
	loss	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	Total
Balance, January 1, 2007		20,200,000	$33,075	—	$—	—	$—	68,544	(14)	(67,424)	34,181
Net loss	$(14,665)	—	—	—	—	—	—	—	—	(14,665)	(14,665)
Foreign currency translation	146	—	—	—	—	—	—	—	146	—	146

Comprehensive loss	$(14,519)

Exercise of stock options		—	—	—	—	1,192	—	2	—	—	2
Net issuance of nonvested stock		—	—	—	—	1,516,547	1	1,730	—	—	1,731
Stock-based compensation		—	—	—	—	—	—	1,117	—	—	1,117

Balance, December 31, 2007		20,200,000	33,075	—	—	1,517,739	1	71,393	132	(82,089)	22,512
Net loss	$(19,499)	—	—	—	—	—	—	—	—	(19,499)	(19,499)
Foreign currency translation	(40)	—	—	—	—	—	—	—	(40)	—	(40)

Comprehensive loss	$(19,539)

Issuance of Series B preferred stock		—	—	3,260,869	15,000	—	—	—	—	—	15,000
Exercise of stock options		—	—	—	—	7,540	—	13	—	—	13
Net cancellations of nonvested stock		—	—	—	—	(369,745)	—	883	—	—	883
Stock-based compensation		—	—	—	—	—	—	2,037	—	—	2,037

Balance, December 31, 2008		20,200,000	33,075	3,260,869	15,000	1,155,534	1	74,326	92	(101,588)	20,906
Net loss	$(7,253)	—	—	—	—	—	—	—	—	(7,253)	(7,253)
Foreign currency translation	429	—	—	—	—	—	—	—	429	—	429

Comprehensive loss	$(6,824)

Exercise of stock options		—	—	—	—	72,752	—	132	—	—	132
Repurchase of common stock		—	—	—	—	(32,735)	—	(111)	—	—	(111)
Net cancellations of nonvested stock		—	—	—	—	(22,366)	—	282	—	—	282
Capitalization of Maritz loan pay-off (note 6)		—	—	—	—	—	—	3,581	—	—	3,581
Stock-based compensation		—	—	—	—	—	—	1,587	—	—	1,587

Balance, December 31, 2009		20,200,000	$33,075	3,260,869	$15,000	1,173,185	$1	79,797	521	(108,841)	19,553

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2009, 2008 and 2007
(Amounts in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net loss	$(7,253)	(19,499)	(14,665)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	4,908	5,335	4,671
Imputed interest on note payable	21	66	115
Stock-based compensation	1,869	2,920	2,848
Issuance of warrant	128	—	—
Loss on disposal of fixed asset	7	—	—
Changes in operating assets and liabilities:
Increase (decrease) in accounts receivable	2,281	1,123	(4,431)
Increase (decrease) in prepaid expenses and other assets	1,614	(2,302)	(2,611)
(Decrease) increase in accounts payable and accrued liabilities	(1,891)	(2,020)	2,429
(Decrease) increase in deferred revenue	(1,605)	4,094	8,194
Increase in other liabilities	527	766	43

Net cash (used in) provided by operating activities	606	(9,517)	(3,407)

Cash flows from investing activities:
Purchases of property and equipment	(171)	(2,514)	(4,255)
Decrease in restricted cash	8	177	294
Cash paid for purchase of Travent assets	—	—	(1,244)

Net cash (used in) investing activities	(163)	(2,337)	(5,205)

Cash flows from financing activities:
Issuance of preferred stock	—	15,000	—
Net proceeds from short-term borrowings	—	390	3,493
Proceeds from notes payable	4,000	—	1,530
Repayments of capital lease obligations	(4)	(137)	(482)
Repayments of short-term borrowings	(3,622)	(194)	—
Repayments of notes payable	(1,426)	(1,033)	(374)
Exercise of stock options	21	13	2

Net cash provided by (used in) financing activities	(1,031)	14,039	4,169

Effect of exchange rate changes on cash and cash equivalents	138	358	(16)

Net (decrease) increase in cash and cash equivalents	(450)	2,543	(4,459)
Cash and cash equivalents, beginning of year	2,873	330	4,789

Cash and cash equivalents, end of year	$2,423	2,873	330

See accompanying notes to consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(1)	Background and Summary of Significant Accounting Policies
(a)	The Company, Liquidity, and Going Concern

StarCite, Inc., with its subsidiaries is an Internet business that delivers content and services for both professional and occasional meeting planners. StarCite, Inc. (StarCite) was incorporated in Delaware in 2006 in connection with the merger of StarCite, Inc. (the predecessor, incorporated in Delaware and began operations in January 1999) and OnVantage, Inc. (OnVantage).

The Company has a history of net losses and negative operating cash flows since its inception. As of December 31, 2009, the Company has an accumulated deficit of $108,841. The Company’s primary sources of liquidity have been the issuance of preferred stock, borrowings from stockholders, and borrowings from banks.

During 2009, 2008 and 2007, the Company has continued to make investments in ongoing business development efforts in anticipation of future growth. In order to complete its future growth strategy, the Company is likely to require additional equity and/or debt financing. There is no assurance that additional equity and/or debt financing will be available to the Company as needed.

Based upon the Company’s cash balance, order backlog and availability under its February 2009 Credit Facility (see note 5), as of December 31, 2009, management of the Company believes that it has adequate resources to satisfy its liquidity requirements through at least calendar 2010. However, if anticipated revenue growth is not achieved, the Company may be required to further curtail or limit certain general and administrative, selling and marketing and research and development activities in order to reduce its cash outflows.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents of $734 and $3,189 at December 31, 2009 and 2008, respectively, consists of investments in money market funds and overnight repurchase agreements.

(d)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on a specific review of aged accounts as well as historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(e)	Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line basis over the assets’ estimated useful lives or, if shorter, the lease terms for leasehold improvements. Gains and losses on sales and retirements of assets are reflected in the results of operations.

(f)	Intangible Assets

Intangible assets primarily consist of customer relationships and acquired technology. Amortization of intangible assets is provided on a straight-line basis over the assets’ estimated useful life.

(g)	Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, other current assets, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of those instruments. The fair value of debt approximates the carrying value of debt at December 31, 2009.

(h)	Long-Lived Assets

Long-lived assets, such as property and equipment, and other intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company did not record any impairment charges related to property and equipment or intangibles during the years ended December 31, 2009, 2008 and 2007, as its carrying amounts were not impaired.

(i)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (FASB) ASC Topic 350, Intangibles — Goodwill and Other.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

FASB ASC Topic 350 requires the Company to assess whether there is an indication that goodwill is impaired. The Company estimates the fair value of is single reporting unit and compares it to its carrying amount. To the extent the carrying amount of the reporting unit exceeds its fair value, the Company would perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step requires a comparison of the implied fair value of goodwill to the carrying amount of goodwill to determine if there is impairment.

In December 2009, the Company completed its annual goodwill impairment test. The Company determined that its fair value was greater than the carrying amount as of December 31, 2009, 2008 and 2007. Accordingly, there was no indication that goodwill was impaired.

(j)	Restricted Cash

The Company is required to maintain an escrow account for the benefit of its landlord. The cash and any related investment income may not be withdrawn until certain conditions are met as defined in the agreement. At December 31, 2009 and 2008, $0 and $108, respectively, were classified as prepaid expenses and other current assets, as the amount was scheduled to be returned to the Company within twelve months of the balance sheet date.

(k)	Revenue Recognition

The Company generates revenue primarily from fees from customers accessing its on-demand application service, transactions (prepaid or pay-as-you-go), professional services (site selection and software implementation), as well as advertising and marketing packages. Its customers are corporations that utilize its on-demand meeting management software and suppliers of meeting venues.

The Company’s corporate products are on-demand web-based solutions to manage and automate every element of corporate meetings and events. This includes planning, budgeting, sourcing of meeting venues, electronic attendee management, expense reconciliations, and measurement reporting. The Company’s corporate solutions include StarCite MarketView and MeetingView.

Through the Company’s solutions, meeting planners have the ability to research meeting venues and submit Requests for Proposals (RFP’s). Suppliers of meeting venues utilize MarketView, the Company’s gateway for hotels and other venues, or private label solutions to receive and respond to RFP’s submitted by the Company’s corporate clients through one of its on-demand web-based solutions. Suppliers of meeting venues are able to advertise their properties on the Company’s web-based solutions through StarCite’s marketing programs.

Customers pay a licensing fee for access to the Company’s solutions, which is recognized ratably over the license period, which is typically three years. In addition, many customers will prepurchase transactions associated with attendee registrations, which are also recognized over the relevant licensing period. Fees associated with implementation and outsourced meeting planning services, included in such agreements, are also recognized ratably over the licensing period. Hotel marketing packages, intended to reach corporate meeting planners, provide various levels of images and information concerning the property. The revenue from the packages is recognized ratably over the life of the contract, which is typically twelve months.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

In addition, the Company earns commissions associated with the negotiation and contracting of hotel meeting space on behalf of corporate meeting planners. The commissions, which are paid by the hotels, are recognized at the time the meeting occurs as no significant performance obligations remain.

Deferred revenue represents advanced billings associated with customer agreements less revenue recognized related thereto. Such amounts are recognized as revenue when the related significant performance obligations have been satisfied.

(l)	Research and Development

Research and development costs are charged to expense as incurred.

(m)	Advertising Expense

Advertising costs are expensed as incurred. Advertising expense amounted to $9, $74 and $184 in 2009, 2008 and 2007, respectively.

(n)	Income Taxes

The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

On January 1, 2009, the Company adopted FASB ASC Subtopic 740-10 — Income Taxes — Overall, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FASB ASC Subtopic 740-10 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The adoption of FASB ASC Subtopic 740-10 had no impact on 2009 results. See note 7 for additional information.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(o)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash balances and trade receivables. The Company does not require collateral from its customers.

For the years ended December 31, 2009, 2008 and 2007, no single customer represented more than 10% of the Company’s net sales.

(p)	Stock-Based Compensation

The Company accounts for stock-based payments in accordance with FASB ASC Topic 718, Compensation - Stock Compensation. FASB ASC Topic 718 requires that all stock-based payments, including grants of employee stock options and nonvested shares, be recognized in the financial statements based on their fair values at date of grant. Under FASB ASC Topic 718, the cost of services received in exchange for stock options and similar awards are recognized in the statement of operations over the period during which an award recipient is required to provide service in exchange for the award.

The Company’s policy is to recognize compensation expense for awards granted on a straight-line basis over the requisite service period, net of actual forfeitures. The Company uses the Black-Scholes-Merton (Black Scholes) model to determine the grant date fair value of its stock-based awards.

(q)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. These estimates include evaluation of the Company’s goodwill, intangible assets, revenue recognition and commitments and contingencies. These estimates and assumptions are based on management’s best judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets and reductions in information technology spending have combined to increase the uncertainty inherent in such estimates and assumptions. It is reasonably possible that the Company’s accounting estimates with respect to the useful life of intangible assets and the ultimate recoverability of goodwill and intangible assets could change in the near term and that the effect of such changes on the financial statements could be material. The Company believes the recorded amount of goodwill and intangible assets is not impaired at December 31, 2009.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(r)	Supplemental Cash Flow Information

For the years ended December 31, 2009, 2008 and 2007, the Company paid interest of $568, $310 and $147, respectively. The Company paid $197, $67 and $50 of income taxes during the years ended December 31, 2009, 2008 and 2007, respectively. In 2009, a stockholder repaid a debt on behalf of the Company which was treated as a capital contribution (see note 6).

(s)	Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and capitalized upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Deferred commissions are amortized over the term of the related customer contract and are recoverable through the related future revenue streams.

(t)	Reclassifications

Certain reclassifications were made to prior years’ financials to conform to 2009 presentation. Certain costs were reclassified from general and administrative expenses in the Consolidated Statement of Operations to cost of sales.

Additionally, certain costs of promoting the Company’s products were reclassified from cost of sales in the Consolidated Statement of Operations to sales and marketing expenses.

(u)	Recent Accounting Pronouncements

In January 2010, the FASB issued amended guidance requiring additional fair value disclosures related to inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between levels in the hierarchy of fair value measurement. This guidance is effective for the Company beginning on January 1, 2010, and is not expected to have a significant impact on its consolidated financial statements

In October 2009, the FASB issued accounting guidance related to revenue recognition for transactions with multiple deliverables, which impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. This guidance is effective for the Company beginning on January 1, 2011, however, early adoption is permitted. The Company is currently evaluating the effect this guidance will have on its consolidated financial statements.

In May 2009, the FASB issued new guidance for accounting for subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance establishes that entities must evaluate subsequent events through the date the financial statements are issued, the circumstances under which a subsequent event should be recognized, and the circumstances for which a subsequent event should be disclosed. The Company evaluated subsequent events through March 19, 2010.

In December 2007, the FASB issued revised guidance for the accounting for business combinations. The revised guidance requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value.” This guidance is required to be applied prospectively to business combinations that occur after the effective date. This guidance became effective for the Company beginning on January 1, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(2)	Property and Equipment

Property and equipment consist of the following at December 31, 2009 and 2008:

	Estimated	December 31
	useful life	2009	2008
Computer equipment and software	3 years	$8,580	8,426
Furniture and fixtures	7 years	917	899
Leasehold improvements	8 - 9 years	1,252	1,356

		10,749	10,681
Less accumulated depreciation and amortization		(7,806)	(5,669)

		$2,943	5,012

Depreciation and amortization expense amounted to $2,266, $2,365 and $1,303 for the years ended December 31, 2009, 2008 and 2007, respectively.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(3)	Intangible Assets and Goodwill
(a)	Intangible Assets

Intangible assets consist of the following at December 31, 2009 and 2008:

	Weighted
	average
	amortization	December 31
	period	2009	2008
Acquired technology	4.6 years	$8,490	8,490
Customer relationships	12.8 years	28,664	28,575
Covenant not to compete	5 years	210	210
Domain names/trademarks	4.2 years	430	430

		37,794	37,705
Less accumulated amortization		(17,728)	(15,075)

		$20,066	22,630

Amortization expense for intangible assets amounted to $2,383, $2,711 and $3,196 for the years ended December 31, 2009, 2008 and 2007, respectively.

On May 14, 2007, the Company entered into an Asset Purchase Agreement with Travent Limited (Travent), a company incorporated in the United Kingdom, primarily to acquire Travent’s customers. The Company paid $1,244 for Travent, which was allocated to customer relationships and is being amortized over their useful lives.

The Company entered into an Asset Purchase Agreement (Purchase Agreement) and Strategic Distribution and License Agreement (Service Agreement) with Maritz Travel Company (Maritz) on December 15, 2006 (together, the Maritz Agreements). As part of the Maritz Agreements, StarCite acquired certain developed technology for $1,297. Maritz entered into a five-year Service Agreement with the Company during which Maritz will utilize the Company’s spend and attendee management applications with a minimum commitment of $3,600. Since the Maritz Agreements were negotiated as one transaction, they were accounted for as a multiple-element agreement. Accordingly, the amortization of the technology cost is being amortized as a reduction of revenue over the life of the Service Agreement, which totaled $259 for each of the years ended December 31, 2009 and 2008 and $173 for the year ended December 31, 2007.

Amortization of intangible assets is estimated to be as follows:

Year ending December 31:
2010	$2,397
2011	2,332
2012	1,963
2013	1,877
2014	1,877
Thereafter	9,620

$20,066

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(b)	Goodwill

Goodwill was $11,847 as of December 31, 2009 and 2008. There were no changes to goodwill during the years ended December 31, 2009 or 2008.
(4)	Accrued Liabilities

Accrued liabilities consist of the following at December 31, 2009 and 2008:

	December 31
	2009	2008
Accrued compensation and benefits	$3,521	2,425
Severance and related costs	124	1,204
Consulting and outside services	93	323
Client payable	167	367
Professional fees	258	624
Partnership commissions	281	709
Other accrued liabilities	999	1,125

	$5,443	6,777

During the year ended December 31, 2008, the Company, in order to better align its cost structure with its current revenue streams and current economic environment, approved and implemented a Repositioning Program (the Program) that included a reduction in force and consolidation of offices. Through this Program, the Company reduced its worldwide workforce by approximately 18% and closed its office in Twinsburg, Ohio. The Company recorded severance costs of approximately $1,916 during the year ended December 31, 2008. As a result of closing its Twinsburg, Ohio office prior to the expiration of its lease, the Company recorded an early termination charge of $92 which was paid to the landlord in 2009.

During the year ended December 31, 2009, the Company, in order to better align its cost structure with its current revenue streams and current economic environment, approved and implemented various reorganizations that included a reorganization of certain development functions and alignment of various other functions that resulted in severance costs of $757. Additionally, as part of the 2009 reorganization, the Company recorded a lease restructuring reserve of $940 for estimated losses at a facility that is under-utilized and currently marketed for sublease.

At December 31, 2008, the Company had the following accrual related to these events:

	December 31,	2008	2008	December 31,
	2007	Expense	Payments	2008
Severance and benefits	$—	1,916	(804)	1,112
Lease termination	—	92	—	92

	$—	2,008	(804)	1,204

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
At December 31, 2009, the Company had the following accrual related to these events:

	December 31,	2009	2009	December 31,
	2008	Expense	Payments	2009
Severance and benefits	$1,112	757	(1,745)	124
Lease restructuring	—	940	(178)	762
Lease termination	92	—	(92)	—

	$1,204	1,697	(2,015)	886

The lease restructuring reserve of $762 at December 31, 2009 is included within other long-term liabilities on the consolidated balance sheets.
(5)	Short-Term Borrowings

On July 11, 2008, the Company amended and renewed its line-of-credit facility (the Line) with Comerica Bank. The renewed Line provided available credit up to $4,000, revised the financial and reporting covenants and expired on September 18, 2008. At September 18, 2008, the Company was unable to amend and renew the Line. As of December 31, 2008, the Company was not in compliance with the financial ratios required by the Line. The outstanding balance against the Line at December 31, 2008 was $3,493, excluding a stand-by letter of credit in the amount of $235. As of December 31, 2008, the Line was classified as a short-term borrowing on the accompanying consolidated balance sheet. Interest expense on the Line was $31, $203 and $126 for the years ended December 31, 2009, 2008 and 2007, respectively.

On February 3, 2009, the Company secured a two-year revolving line-of-credit facility (the Credit Facility) with Silicon Valley Bank (SVB). The Credit Facility is a revolving line-of-credit for a term of 24 months that permits borrowing up to $7,500 (including a sub-limit of $1,000 for letters of credit) subject to limitations based on the achievement of certain performance measures (free cash flow and quick ratio, as defined in the Credit Facility) and 80% of eligible accounts receivable. The Credit Facility is secured by a first priority secured interest in all of StarCite’s assets. The Credit Facility subjects the Company to various financial and reporting covenants, including the achievement of certain free cash flow milestones measured on a trailing three-month basis (as defined in the Credit Facility). The Credit Facility bears interest at the U.S. prime rate plus 1.5% to 3.0% based on the maintenance of certain balance sheet ratios and includes unused line fees, letter of credit fees and other customary fees. As of December 31, 2009, no amounts (including letters of credit) were outstanding under the Credit Facility. Interest expense on the Credit Facility was $135 for the year ended December 31, 2009. In March 2010, the Company amended the Credit Facility to modify certain financial covenants for the remaining term of the Credit Facility.

During 2008, the Company incurred additional short-term borrowings of $390 to finance various aspects of its operations. As of December 31, 2009 and 2008, the outstanding balance on short-term borrowings was $67 and $196, which is due in monthly installments through 2010.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(6)	Notes Payable and Capital Lease Obligations

(a) Notes Payable

Notes payable consists of the following at December 31, 2009 and 2008:

	December 31
	2009	2008
Note payable	$4,000	—
Equipment line	—	885
Note payable to stockholder (technology purchase)	—	541
Note payable to stockholder	—	3,472

	4,000	4,898
Less current portion	(1,305)	(4,898)

Long-term notes payable	$2,695	—

On June 20, 2007, the Company entered into a credit facility that provided available credit up to $2,500 for the financing of capital equipment purchases (Equipment Line). The terms of the Equipment Line provided for advances from June 20, 2007 to March 20, 2008. During this period, advances bore interest at a rate of 1.00% above the prime lending rate and monthly payments were interest-only. Any advances outstanding at March 20, 2008 were payable in twenty-four equal installments of principal, plus accrued interest, which began on April 1, 2008. At December 31, 2008, the outstanding balance against the Equipment Line was $885. Interest expense on the Equipment line was $6, $75 and $54 for the years ended December 31, 2009, 2008 and 2007, respectively. On February 3, 2009, the Company entered into a term loan and Credit Facility with Horizon Technology Finance and Silicon Valley Bank, respectively. As a result, the Equipment Line was repaid in full.

On December 15, 2006, the Company entered into an Asset Purchase Agreement to acquire certain developed technology (note 3) from a stockholder who holds less than 1% interest in the Company. The purchase price was $1,500 payable over three years. The payments are noninterest-bearing and, accordingly, the note was recorded net of discount of $203. During the years ended December 31, 2009, 2008 and 2007, the Company recorded imputed interest expense of $21, $66 and $115, respectively. The Company made payments of $563 during each of the years ended December 31, 2009 and 2008 and payments of $374 during the year ended December 31, 2007. As of December 31, 2008, the outstanding balance was $541. No amounts were outstanding under the note at December 31, 2009.

On February 3, 2009, the Company secured a $4,000 term loan with Horizon Technology Finance (the Horizon Loan). The Company used the proceeds from the Horizon Loan as well as cash on hand to extinguish its outstanding obligations to Comerica Bank. These obligations consisted of $3,493 related to short-term borrowings under an expired line-of-credit facility, and $885 associated with an equipment line loan.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

The Horizon Loan is a forty-two month installment loan bearing interest at a rate based on the greater of 12.05% or 12.05% plus increases in the Libor rate above 3.03%. Payments through December 31, 2009 are interest only ($41 per month) with the remaining thirty three payments consisting of principal plus interest of $143 each. In addition, the Company is obligated to make a one-time payment of $400 with the last installment on September 1, 2012. Pursuant to the terms of the loan, the Company issued to Horizon a warrant with a 10 year term to purchase 43,478 shares of StarCite’s Series B preferred stock at an exercise price per share of $4.60 preferred shares. These warrants are classified as a liability on the accompanying balance sheet. The fair value of these warrants was $128 at December 31, 2009 using the Black-Scholes pricing model with the following assumptions: volatility of 67.6%, risk-free interest rate of 2.9%, dividend yield of 0%, and a contractual life of ten years. The Company is not subject to any financial covenants under the Horizon Loan. The Horizon Loan contains certain cross-default provisions with the Credit Facility. The balance at December 31, 2009 is $4,000.

Long-term maturities for the Credit Facility as of December 31, 2009 are as follows:

Year ending December 31:
2010	$1,305
2011	1,470
2012	1,225

$4,000

The Company had a note payable to a stockholder of the Company, who holds less than 1% interest in the Company. The note payable bears interest at 6% per year, and the principal and accrued interest were due in August 2009. There are no covenants connected with this note payable. The Company incurred $109, $138 and $138 of interest expense related to this note payable in the years ended December 31, 2009, 2008 and 2007, respectively. The balance at December 31, 2009 and 2008 consisted of the following:

	December 31
	2009	2008
Note payable to stockholder	$—	2,304
Accrued interest	—	1,168

	$—	3,472

On February 3, 2009, one of the Company’s stockholders, entered into certain arrangements whereby this stockholder has guaranteed this note payable. Under these arrangements, this stockholder placed approximately $3,600 into a bank account that was used to repay this debt when it matured or otherwise became due and payable. In May 2009, the stockholder repaid the debt on behalf of the Company. The extinguishment of the debt has been recorded as a capital contribution in 2009.

(b) Capital Lease Obligations

The Company had several capital lease agreements, which originally totaled $1,668. The interest rates ranged from 15.2% to 15.7% per year, and the leases were collateralized by equipment. The minimum lease payments under these leases as of December 31, 2008 were $4, which were paid in 2009.

(7)	Income Taxes

At December 31, 2009 and 2008, the Company had federal net operating loss carryforwards of approximately $147,351 and $147,558, respectively, which begin to expire in 2017. At December 31, 2009 and 2008, the Company had net operating loss carryforwards for state tax purposes of approximately $128,084 and $79,950, respectively, which begin to expire in 2010. At December 31, 2009 and 2008, the Company had foreign net operating loss carryforwards of approximately $436 and $994, respectively.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

OnVantage had net operating loss carryforwards for federal and state income tax purposes of approximately $138,349 at the date of acquisition, which have been fully reserved. Under current tax laws, if the Company is acquired by or merges with another company, the net operating losses of the Company (including those of OnVantage) may be substantially reduced or eliminated. Under the Tax Reform Act of 1986, the utilization of a corporation’s net operating loss carryforwards is limited following a change in ownership of greater than 50% within a three-year period. Due to the Company’s prior equity transactions, the Company’s net operating loss carryforwards may be subject to an annual limitation generally determined by multiplying the market value of the Company on the date of the ownership change by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the net operating loss carryforward period.

The components of deferred tax assets and liabilities were as follows:

	December 31
	2009	2008
Allowance for doubtful accounts	$459	518
Bonus accruals	—	46
Deferred revenue	6,779	7,734
Deferred rent	451	192
Long-lived assets	1,954	2,322
Other	1,593	1,301
Net operating loss carryforward	57,001	56,539
Tax credits	2,381	1,729

Net deferred income tax assets	70,618	70,381
Less valuation allowance	(70,602)	(70,320)

Total assets	16	61

Long-lived assets	—	(61)
Other	(16)	—

Total liabilities	(16)	(61)

Deferred tax asset, net	—	—

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company’s ability to realize the benefit of the deferred tax asset, the deferred tax assets are fully offset by a valuation allowance at December 31, 2009 and 2008.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
The change in the valuation allowance for the years ended December 31, 2009 and 2008 was an increase of $282 and an increase of $7,548, respectively.

For the years ended December 31, 2009, 2008 and 2007, loss before taxes consists of the following:

	2009	2008	2007
U.S. operations	$(7,928)	(20,199)	(14,809)
Foreign operations - income	725	753	144

Loss before taxes	$(7,203)	(19,446)	(14,665)

The following summarizes the Company’s current income tax expense for the years ended December 31, 2009, 2008 and 2007:

	Years ended December 31
	2009	2008	2007
Current:
Federal	$(95)	—	—
Foreign	145	53	—
State	—	—	—

Total current	50	53	—

Total income tax expense	$50	53	—

There was no deferred income tax expense for the years ended December 31, 2009, 2008 and 2007.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

A reconciliation between the provision (benefit) for income taxes, computed by applying the statutory federal income tax rate of 35% to income before income taxes, and the actual provision for income taxes follows:

	Years ended December 31
	2009	2008	2007
Federal income tax provision at statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax provision	(0.04)	—	—
Change in valuation allowance	(32.92)	(34.01)	(32.60)
Nondeductible expenses	(2.74)	(1.69)	(2.43)
Foreign rate difference	0.84	0.43	0.03

Annual income tax provision effective tax rate	0.14%	(0.27)%	—%

(8)	Commitments and Contingencies
(a)	Lease Commitments

The Company rents certain office space under noncancelable operating leases which expire between 2010 and 2013. The total amount of all payments due under this lease is being charged to expense on the straight-line method over the term of the lease. Additionally, the Company has recorded deferred rent to reflect the excess rent expense over actual cash payments since the inception of the lease. Rent expense under these leases (excluding lease restructuring reserves discussed in Note 4) amounted to $1,282, $1,795 and $1,620 for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum lease payments (including the lease that is reserved - see Note 4) for each of the following years are as follows:

Year ending December 31:
2010	$1,262
2011	742
2012	660
2013	681

$3,345

(b)	Litigation

The Company is party to certain legal actions arising in the ordinary course of business. While it is not possible to determine with certainty the outcome of these matters, in the opinion of management the eventual resolution of these claims and actions outstanding will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
(c)	Guarantees

Under the indemnification of the Company’s standard product license agreement, the Company guarantees to defend and indemnify the licensee against any proceeding based upon any failure to satisfy the warranty set forth in the contract associated with license infringements on any patent, copyright, trade secret, or other intellectual property right on products licensed to its customers. As of December 31, 2009, the Company does not expect to incur any infringement liability as a result of the customer indemnification clauses.

(d)	Stockholder Agreements

All stockholders have entered into stockholder agreements that define and provide for, among other things, the purchase, sale, and transfer of shares in accordance with agreements.

(e)	401(k) Plan

The Company sponsors a 401(k) defined contribution plan, which is available for participation to all eligible employees. Company contributions to the plan are subject to the discretion of the board of directors. Company contributions are allocated to the participants’ accounts based on the percentage of each participant’s contributions to the plan during the given year to the total of all participant contributions. The Company made discretionary contributions of $195, $285 and $346 for the years ended December 31, 2009, 2008 and 2007, respectively.

(f)	Severance Arrangements

The Company has severance arrangements with certain key employees that provide for severance payments and other benefits upon termination and/or change of control. Such arrangements were entered into outside of the Company’s 2008 Repositioning Program and 2009 cost realignment (see note 4).

(9)	Preferred Stock

As of December 31, 2009 and 2008, the Company is authorized to issue 20,000,000 shares of Series A convertible preferred stock (Series A Preferred Stock), $0.001 par value; 200,000 shares of Series A-1 convertible preferred stock (Series A-1 Preferred Stock), $0.001 par value; and 3,304,347 shares of Series B convertible preferred stock (Series B Preferred Stock).

(a)	Series A and A-1 Preferred Stock

Conversion

Each share of Series A Preferred Stock and any dividends accrued but unpaid are convertible at the option of the holder into shares of the Company’s common stock. The number of shares of common stock is determined by dividing the original issue price of the preferred stock, which was $1.30 per share, by the applicable Conversion Price (Conversion Price). The initial Conversion Price for the Series A Preferred Stock is the original issue price for the Series A Preferred Stock.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

The Conversion Price of the Series A Preferred Stock shall be subject to adjustment when a Common Stock Event (as defined) occurs. Upon the occurrence of a Common Stock Event, the Conversion Price of the Series A Preferred Stock shall be adjusted by multiplying the Conversion Price of the Series A Preferred Stock in effect immediately prior to the Common Stock Event by a fraction of which the numerator shall be the number of shares of common stock issued and outstanding immediately prior to the Common Stock Event and the denominator shall be the number of shares of common stock issued and outstanding immediately after such Common Stock Event. Following each adjustment of the Conversion Price, such adjusted Conversion Price shall remain in effect until a subsequent Common Stock Event occurs. A Common Stock Event is defined as (i) the issue by the Company of additional shares of common stock as a dividend or other distribution; (ii) a stock split; or (iii) a reverse stock split.

Each share of Series A-1 Preferred Stock shall automatically be converted into common stock immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company in which the aggregate public offering price equals or exceeds $25,000 and the offering price per share of common stock equals or exceeds $13.50 (Qualified IPO).

Each share of Series A Preferred Stock shall automatically be converted into common stock (i) immediately prior to the closing of a Qualified IPO or (ii) upon the Company’s receipt of the written consent of the holders of not less than two-thirds of the then outstanding shares of Series A Preferred Stock to the conversion of all outstanding Series A Preferred Stock to common stock.

Dividends

The holders of the Series A Preferred Stock are entitled to receive dividends at the rate of $0.10 per share per year. These dividends are paid only when declared by the board of directors and are noncumulative. The payment of dividends to the holders of Series A Preferred Stock is in preference to all other classes of stock. For the years ended December 31, 2009, 2008, and 2007, no dividends were declared by the board of directors.

Voting

Each share of Series A Preferred Stock shall be entitled to vote on all matters on which the holders of common stock are entitled to vote. The number of votes allocated for each share of preferred stock is determined by the number of shares of common stock into which such share of preferred stock could be converted into common stock.

Liquidation Preference

In the event of any liquidation, the holders of the Series A-1 Preferred Stock shall be entitled to receive prior to all other classes of stock an amount equal to $50.00 per share. The holders of the Series A Preferred Stock shall be entitled to receive after amounts set aside for the holders of the Series A-1 Preferred Stock an amount equal to $1.30 per share, plus all declared but unpaid dividends. As of December 31, 2009, the liquidation value of the Series A-1 and Series A Preferred Stock is $10,000 and $26,000, respectively.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

A merger or consolidation of the Company that results in the Company’s stockholders immediately prior to the transaction not holding at least 50% of the voting power of the surviving entity shall be deemed a liquidation event.

(b)	Series B Preferred Stock

In 2008, the Company authorized and issued 3,260,869 shares of Series B Preferred Stock, $0.001 par value, at $4.60 per share for cash proceeds of $15,000. In 2009, the Company increased the authorized shares of Series B Preferred Stock by 43,478 to 3,304,347 as a result of the Horizon warrants (see note 6).

Following the issuance of the Series B Preferred Stock, significant terms of the convertible preferred stock were amended as follows.

Conversion

Each share of Series A and Series B Preferred Stock shall be convertible, at the option of the holder at any time after the date of issuance into shares of the Company’s common stock. The number of shares of common stock is determined by dividing the original issue price of the preferred stock, which was $1.30 and $4.60, respectively, by the applicable Conversion Price (Conversion Price). The initial Conversion Price for the Series A and Series B Preferred Stock is the original issue price for the Series A and Series B Preferred Stock, respectively.

Each share of Series A-1 Preferred Stock shall automatically be converted into common stock immediately prior to the closing of a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of common stock of the Company in which the aggregate public offering price equals or exceeds $50,000, and the offering price per share of common stock equals or exceeds $23.00 (Qualified IPO).

Each share of Series A and Series B Preferred Stock shall automatically be converted into common stock (i) immediately prior to the closing of a Qualified IPO or (ii) upon the Company’s receipt of the written consent of the holders of not less than two-thirds of the then outstanding shares of Series A and Series B Preferred Stock to the conversion of all outstanding Series A and Series B Preferred Stock to common stock.

Dividends

The holders of Series B Preferred Stock are entitled to receive dividends at the rate of $0.3538 per share, per year, prior to and in preference to any declaration or payment of any dividend on the Series A Preferred Stock and common stock. The holders of the Series A Preferred Stock are entitled to receive dividends at the rate of $0.10 per share, per year, prior to and in preference to any declaration or payment of any dividend on the common stock. These dividends are paid only when declared by the board of directors and are noncumulative. For the years ended December 31, 2009, 2008 and 2007, no dividends were declared by the board of directors.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
The holders of Series A-1 Preferred Stock are not entitled to receive of any dividends.

Voting

Each share of Series A and Series B Preferred Stock shall be entitled to vote on all matters on which the holders of common stock are entitled to vote. The number of votes allocated for each share of Series A and Series B Preferred Stock is determined by the number of shares of common stock into which such share of preferred stock could be converted into common stock.

The Series A-1 Preferred Stock is a nonvoting stock.

Liquidation Preference

In the event of any liquidation, the holders of the Series B Preferred Stock shall be entitled to receive prior to all other classes of stock an amount equal to $4.60 per share, plus any and all accrued but unpaid dividends. The holders of the Series A-1 Preferred Stock shall be entitled to receive prior to any distribution to the holders of Series A and common stock, an amount equal to $50.00 per share. The holders of the Series A Preferred Stock shall be entitled to receive prior to any distribution to the holders of common stock, an amount equal to $1.30 per share, plus any and all accrued but unpaid dividends. As of December 31, 2009, the liquidation value of the Series B Preferred Stock is $15,000.

(10)	Stock-Based Compensation

The Company’s 2006 Stock Option Plan (the 2006 Plan) authorizes up to 6,000,000 common shares, which can be granted as incentive stock options, nonqualified stock options or nonvested stock awards. Option grants under this plan generally expire 10 years from the date of grant, 90 days after termination, or one year after the date of death or termination due to disability. Stock options generally vest over a period of four years, with options becoming exercisable in equal installments over the vesting period. As of December 31, 2009, 1,460,613 common shares were available for grant under the 2006 Plan.

The Company recorded $1,587, $2,037, $1,117 of stock compensation related to stock option awards in the Company’s consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007, respectively.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

The estimated fair value of options granted was calculated using a Black Scholes option pricing model. The Black Scholes model incorporates assumptions to value stock-based awards. The Company uses historical data on exercise timing to determine the expected life assumption. The risk-free rate of interest for periods within the contractual life of the option is based on U.S. Government Securities Treasury Constant Maturities over the expected term of the equity instrument. The Company’s common stock is not publicly traded; therefore, expected volatility is based on the historical volatilities of selected companies whose services are comparable to that of the Company. The table below outlines the weighted average assumptions for these grants:

	Year ended December 31
	2009	2008
Weighted average expected volatility	71.6%	58.5%
Expected term (years)	6.2	6.3
Risk-free interest rate	2.7%	3.7%
Expected dividend yield	—	—
The fair value of share-based awards is recognized as expense over the requisite service period, net of forfeitures.

The following table summarizes stock option activity during the years ended December 31, 2009, 2008 and 2007:

			Weighted
			average
		Weighted	remaining
		average	contractual
	Number of	exercise	term
	shares	price	(years)
Outstanding, January 1, 2007	—	$—
Granted	2,936,141	2.18
Exercised	(1,192)	1.79
Forfeited	(151,871)	1.81

Outstanding, December 31, 2007	2,783,078	2.20
Granted	1,545,000	3.38
Exercised	(7,540)	1.79
Forfeited	(936,685)	2.43

Outstanding, December 31, 2008	3,383,853	2.68
Granted	2,725,792	1.48
Exercised	(72,752)	1.79
Forfeited	(1,754,800)	3.20

Outstanding, December 31, 2009	4,282,093	1.69	6.77

Options exercisable, December 31, 2009	2,039,071	1.89	4.42

The weighted average grant date fair value of options granted during 2009, 2008 and 2007 was $1.48, $3.14 and $2.75, respectively.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)

As of December 31, 2009, there was $2,938 of total unrecognized compensation cost, which includes the impact of expected forfeitures, related to unvested stock options. The cost is expected to be recognized over a weighted average period of 2.7 years.

In 2009, 32,735 shares of common stock valued at $111 were tendered to net share settle the exercise of 61,812 options.

Additional information regarding stock options outstanding at December 31, 2009, is as follows:

		Options outstanding		Options outstanding and exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise prices	outstanding	life (years)	price	vested	price

$1.48	2,690,686	9.02	$1.48	539,005	$1.48
1.79	1,325,394	3.12	1.79	1,263,342	1.79
3.38	266,013	2.25	3.38	236,724	3.38

	4,282,093	6.77	1.69	2,039,071	1.89

Nonvested Shares

The Company may grant nonvested share awards to employees, nonemployee directors, and consultants. A nonvested share award is an award of common shares that is subject to certain restrictions during a specified period, such as an employee’s continued employment combined with the Company achieving certain financial goals. The Company holds the common shares during the restriction period, and the grantee cannot transfer the shares before the termination of that period. The grantee is, however, generally entitled to vote the common shares and receive any dividends declared and paid on the Company’s common shares during the restriction period. Stock-based compensation resulting from nonvested awards for the years ended December 31, 2009, 2008 and 2007 was $282, $883 and $1,731, respectively, and is included in the accompanying consolidated statements of operations. Total unrecognized compensation cost of nonvested shares granted as of December 31, 2009 was $55, which is expected to be recognized over a weighted average period of 0.6 years.

STARCITE, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in thousands, except share and per share data)
A summary of the activity of the Company’s nonvested stock as of and for the years ended December 31, 2009 and 2008 is presented below:

		Weighted
		average
	Number of	grant-date
	shares	fair value
Nonvested at January 1, 2007	—	$—
Granted	1,528,289	2.60
Vested	(673,157)	2.60
Forfeited	(11,742)	2.60

Nonvested at December 31, 2007	843,390	2.60
Granted	—	—
Vested	(339,862)	2.60
Forfeited	(369,745)	2.60

Nonvested at December 31, 2008	133,783	2.60
Granted	—	—
Vested	(108,476)	2.60
Forfeited	(22,366)	2.60

Nonvested at December 31, 2009	2,941	2.60

The following table sets forth the total stock-based compensation expense for the years ended December 31, 2009 and 2008:

	Year ended December 31
	2009	2008	2007
Cost of sales	$434	304	293
Selling and marketing	521	342	287
General and administrative	519	1,869	1,751
Research and development	395	405	517

	$1,869	2,920	2,848